Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

July 19, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Clare DeLabar
Robert Littlepage
Mitchell Austin
Jan Woo

Re:	Paycor HCM, Inc.
Registration Statement on Form S-1
Filed April 26, 2021
Amendment No. 1 to Registration Statement on Form S-1
Filed June 28, 2021
Amendment No. 2 to Registration Statement on Form S-1
Filed July 12, 2021
File No. 333-255498

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Paycor HCM, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 3 (the “Amendment”), amending Amendment No. 2 to the Registration Statement on Form S-1, which was filed on July 12, 2021 (File No. 333-255498) (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comment raised in the letter to the Company, dated July 16, 2021, from the staff of the SEC (the “Staff”). The Company’s response below corresponds to such comment (which is reproduced below in italics). We have also referenced in the Company’s response set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that address the Staff’s comment. In addition to addressing such comment raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing  Boston  Dallas  Hong Kong  Houston  London  Los Angeles   Munich  New York  Palo Alto  Paris  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission

July 19, 2021

Amendment No. 2 to Form S-1

Selected Consolidated Financial Data, page 67

1.	Give pro forma effect to the stock split in all periods here, and elsewhere in your filing where the number of outstanding shares or earnings per share information is disclosed.

Response

In response to the Staff’s comment, the Company has updated its disclosure on pages 22 - 23 and 69 - 70 of the Prospectus to give pro forma effect to the stock split in all periods where the number of outstanding shares or earnings per share information is disclosed.

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We hope that the foregoing has been responsive to the Staff’s such comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, Kevin M. Frank at (312) 862-3373.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Raul Villar, Jr.

Chief Executive Officer, Paycor HCM, Inc.